SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    Form 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of June, 2007                     Commission File Number 001-12003

                               Meridian Gold Inc.
                               ------------------
                 (Translation of registrant's name into English)

                  9670 Gateway Drive Suite 200, Reno NV 89521
                  -------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F |_|                 Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes |_|                       No |X|
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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           Meridian Gold Responds to Announcement by Yamana

    RENO, Nev.--(BUSINESS WIRE)--June 28, 2007--Meridian Gold Inc. ("Meridian Gold" or the "Company") (TSX:MNG) (NYSE:MDG) notes the announcement by Yamana Gold Inc. ("Yamana") that it intends to make an offer to acquire 100% of the outstanding shares of Meridian Gold. No formal offer has yet been commenced. In the same announcement, Yamana also indicated that it has entered into a business combination agreement with Northern Orion Resources Inc. which is conditional upon the acquisition of 66 2/3% of the shares of Meridian Gold by Yamana.

    The Board of Directors of Meridian Gold will consider this announcement as well as any formal offer actually made. Until the Company completes its review, it will not comment further or speculate as to any future course of action it might take.

    Goldman, Sachs & Co. and BMO Capital Markets are acting as financial advisors to the Company. Canadian legal counsel to the Company is Fraser Milner Casgrain LLP.

    About Meridian Gold

    A unique mid-tier gold producer, with world-class mining operations in Chile and Nevada and a pipeline of promising exploration projects throughout the Americas, Meridian's success to date has been based on grassroots gold discoveries and a low-cost strategy, resulting in a better approach to adding value and balancing growth. Meridian strives to be "The Premier Value Gold Mining Company," while building a better future for all of its stakeholders.

    CAUTIONARY STATEMENT

    Certain statements in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as "anticipate", "estimate", "believe", "expect", "predict", "plan", "should", "may", "could" and other similar expressions are intended to identify forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company's Annual Information Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management's best judgment as of the date hereof based on information currently available.

    The Company's filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.

    CONTACT: Investor Relations:
             Meridian Gold Inc.
             Peter Dougherty, 775-850-3765
             Vice President, Finance and Chief Financial Officer pete.dougherty@meridiangold.com or
             Media Relations:
             Sard Verbinnen & Co.
             Dan Gagnier, 212-687-8080
             Paul Kranhold, 415-618-8750

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Meridian Gold Inc.
                                    (Registrant)


Date: June 28, 2007                 By:    /s/ Peter C. Dougherty
                                           -------------------------------------
                                           Peter C. Dougherty
                                           Vice President Finance &
                                           Chief Financial Officer